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                                                             Exhibit 99(b)


                                Entergy Gulf States, Inc.
                Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

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                                                                                                           September 30,
                                                     1992        1993       1994        1995       1996        1997
Fixed charges, as defined:
  Total Interest charges                          248,416     210,599    204,134     200,224    192,465     180,378
  Interest applicable to rentals                   23,759      23,455     21,539      16,648     14,887      15,187
                                                 ------------------------------------------------------------------
Total fixed charges, as defined                   272,175     234,054    225,673     216,872    207,352     195,565

Preferred dividends, as defined (a)                69,617      65,299     52,210      44,651     48,690      40,186
                                                 ------------------------------------------------------------------
Combined fixed charges and preferred             $341,792    $299,353   $277,883    $261,523   $256,042    $235,751
  dividends, as defined                          ==================================================================

Earnings as defined:

Income (loss) from continuing operations
  before extraordinary items and
  the cumulative effect of accounting changes    $139,413     $69,462   ($82,755)   $122,919    ($3,887)    140,568
  Add:
    Income Taxes                                   55,860      58,016    (62,086)     63,244    102,091      93,079
    Fixed charges as above                        272,175     234,054    225,673     216,872    207,352     195,565
                                                 ------------------------------------------------------------------
Total earnings, as defined (b)                   $467,448    $361,532    $80,832    $403,035   $305,556    $429,212
                                                 ==================================================================
Ratio of earnings to fixed charges,
  as defined                                         1.72        1.54       0.36        1.86       1.47        2.19
                                                 ==================================================================

Ratio of earnings to combined fixed charges
  and preferred dividends, as defined                1.37        1.21       0.29        1.54       1.19        1.82
                                                 ==================================================================

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 (a) "Preferred dividends," as defined by SE regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b)  Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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